UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D 100

(CUSIP Number)

Vodafone Ventures Limited

Attn: Vodafone Group General Counsel & Company Secretary

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN

United Kingdom

+016 3533251

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Vodafone Ventures Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,044,454 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,044,454 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,044,454 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14	Type of Reporting Person CO

(1)

Comprised of (i) 1,000,000 shares of Class A Common Stock (the “Class A Common Stock”) of AST SpaceMobile, Inc. (the “Issuer”) and (ii) 9,044,454 common units (the “AST Common Units”) of AST & Science LLC (“AST OpCo”). In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock of the Issuer (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. The Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer’s capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. The Fifth Amended and Restated Limited Liability Company Operating Agreement of AST OpCo and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST Common Units and shares of Class B Common Stock, subject to certain exceptions.

(2)

Calculations of the percentage of the Class A Common Stock beneficially owned assume (i) 90,161,309 shares of Class A Common Stock outstanding as of December 31, 2023, as reported by the Issuer, and (ii) the 9,044,454 shares of Class A Common Stock issuable upon conversion of the AST Common Units referred to above are issued and outstanding.

1	Names of Reporting Persons Vodafone Group Plc
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,044,454 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,044,454 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,044,454 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14	Type of Reporting Person CO

(1)

Comprised of (i) 1,000,000 shares of Class A Common Stock and (ii) 9,044,454 Common Units. In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. The Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer’s capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. The Fifth Amended and Restated Limited Liability Company Operating Agreement of AST OpCo and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST Common Units and shares of Class B Common Stock, subject to certain exceptions.

(2)

Calculations of the percentage of the Class A Common Stock beneficially owned assume (i) 90,161,309 shares of Class A Common Stock outstanding as of December 31, 2023, as reported by the Issuer, and (ii) the 9,044,454 shares of Class A Common Stock issuable upon conversion of the AST Common Units referred to above are issued and outstanding.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D originally filed by Vodafone Ventures Limited, a private limited company organized under the laws of the United Kingdom (“VVL”), and Vodafone Group Plc, a public limited company organized under the laws of the United Kingdom (“Vodafone Group Plc” and, together with VVL, the “Reporting Persons”) on April 16, 2021 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety with the following:

The information set forth or incorporated by reference in Item 4, Item 5 and Item 6 of this Amendment No. 1 is incorporated by reference in this Item 3.

Funds for the purchase by the Reporting Persons of the shares of Class A Common Stock and the Note (as defined below) reported herein were derived from the proceeds of an internal loan from the Reporting Persons’ affiliate, Vodafone Finance Limited.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Convertible Security Investment Agreement

On January 16, 2024, the Issuer entered into a Convertible Security Investment Agreement (the “Convertible Security Agreement”) with VVL and the other investors named therein for the issuance of convertible notes (“Notes”) in an aggregate amount of up to $110,000,000. Each Note is convertible, in accordance with its terms, into shares of the Issuer’s Class A common stock (“Class A Common Stock”). Pursuant to the Convertible Security Agreement, VVL agreed to purchase a Note in a principal amount of $25,000,000 on the closing date (expected to be January 22, 2024).

The Notes are payable on demand by written consent of holders of 60% of the aggregate outstanding principal amount of the Notes, on or after the date that is ten years from the date of closing. The Notes may not be prepaid without the written consent of holders of 60% of the aggregate outstanding principal amount of the Notes. The Notes bear interest at 5.5% per annum payable, at the Issuer’s option, either in cash or by increasing the principal amount of the Notes.

The Notes may be converted, in whole or in part, into shares of Class A Common Stock at any time after twelve months following the closing, either (i) at the option of the holder at a conversion price of $5.75 (the “Conversion Price”) or (ii) at the option of the Issuer at the Conversion Price if the average sale price of the Class A Common Stock equals or exceeds 130% of the Conversion Price for thirty consecutive trading days. The Notes may also be converted in the event the Issuer undergoes a fundamental change (as defined in the Note). The Conversion Price is subject to anti-dilution adjustments in certain circumstances.

In the event of any voluntary or involuntary liquidation, sale, merger, consolidation, dissolution or winding-up of the Issuer (a “Liquidation Event”), the principal amount outstanding under the Note plus the amount of accrued interest outstanding under the Note shall automatically become due and payable. In the event of other specified events of default, holders of 60% of the aggregate outstanding principal amount of the Notes can declare the principal amount outstanding under the Note plus the amount of accrued interest outstanding under the Note to be immediately due and payable.

The Notes will be subordinate and junior in right of payment to all other indebtedness, obligations and liabilities of the Issuer expressed to be senior to the Notes with any senior creditor.

The proceeds from the issuance and sale of the Notes will be used by the Issuer for working capital and other general corporate purposes.

The foregoing description of the Convertible Security Agreement and the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Convertible Security Agreement, which is filed as Exhibit 7 to this Schedule 13D, and the Form of Note, which is attached as Exhibit B to the Convertible Security Agreement, each of which is incorporated by reference herein.

Investor and Registration Rights Agreement

In connection with the closing under the Convertible Security Agreement, the Issuer will enter into an Investor and Registration Rights Agreement (the “Registration Rights Agreement”), dated as of the closing date of the Convertible Security Agreement, with VVL and the other investors named therein pursuant to which the Issuer agreed to provide certain registration rights in respect of the shares of Class A Common Stock issuable upon conversion of the Note. The Registration Rights Agreement also contains a restriction on transfers of the Class A Common Stock issued upon conversion without the Issuer’s consent, as well as an obligation to vote or tender shares in a change of control transaction in accordance with the recommendation of the board of directors.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which are is attached as Exhibit 8 to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The information set forth or incorporated in Items 3 and 4 of this Amendment No. 1 is incorporated by reference into this Item 5.

(a) and (b)

•	Amount beneficially owned: 10,044,454[1]

•	Percent of class: 10.1%[2]

•	Number of shares the Reporting Person has:

[1]

Comprised of (i) 1,000,000 shares of Class A Common Stock and (ii) 9,044,454 Common Units. In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. The Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer’s capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. The Fifth Amended and Restated Limited Liability Company Operating Agreement of AST OpCo and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST Common Units and shares of Class B Common Stock, subject to certain exceptions.

[2]

Calculations of the percentage of the Class A Common Stock beneficially owned assume (i) 90,161,309 shares of Class A Common Stock outstanding as of December 31, 2023, as reported by the Issuer, and (ii) the 9,044,454 shares of Class A Common Stock issuable upon conversion of the AST Common Units referred to above are issued and outstanding,

i.	Sole power to vote or direct the vote: 0

ii.	Shared power to vote: 10,044,454

iii.	Sole power to dispose or direct the disposition of: 0

iv.	Shared power to dispose or direct the disposition of: 10,044,454

The Reporting Person may be deemed to beneficially own 10,044,454 shares of Class A Common Stock issuable upon conversion of 10,044,454 common units of AST held of record by the Reporting Person.

As noted in Item 2 of this Schedule 13D, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c) Except as described in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock. As noted in Item 2 of this Schedule 13D, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

The information set forth in Item 3 and Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

1	Joint Filing Agreement dated April 16, 2021 (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on April 16, 2021)

7	Convertible Security Investment Agreement, dated as of January 16, 2024, and Form of Note (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 18, 2024)

8	Form of Investor and Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 18, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2024

Vodafone Ventures Limited

By:	/s/ Edward Verner
Name: Edward Verner
Title: M&A Executive

Vodafone Group Plc

By:	/s/ Maaike de Bie
Name: Maaike de Bie
Title: Group General Counsel and
Company Secretary

SCHEDULE 1

Set forth below is the name, position and principal occupation of the directors and officers of Vodafone Group Plc. The business address of each of such persons is c/o Vodafone Group Plc, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom.

Vodafone Group Plc
Name	Citizenship	Principal Occupation or Employment
Stephen Carter	United Kingdom	Company Director
Delphine Ernotte Cunchi	France	Company Director
Margherita Della Valle	Italy and the United Kingdom	Company Director
Michel Demaré	Belgium and Switzerland	Company Director
Deborah Kerr	United States	Company Director
Maria Amparo Moraleda Martinez	Spain	Company Director
David Nish	United Kingdom	Company Director
Christine Ramon	South Africa	Company Director
Simon Segars	United Kingdom	Company Director
Jean-François van Boxmeer	Belgium	Company Director
Luka Mucic	Germany	Company Director
Executive Officers
Margherita Della Valle	Italy and the United Kingdom	Chief Executive Officer and Company Director
Luka Mucic	Germany	Chief Financial Officer and Company Director
Aldo Bisio	Italy	Chief Commercial Officer and CEO Vodafine Italy
Maaike de Bie	The Netherlands and the United Kingdom	Group General Counsel and Company Secretary
Joakim Reiter	Sweden	Chief External and Corporate Affairs Officer
Leanne Wood	United Kingdom	Chief Human Resources Officer
Scott Petty	United Kingdom and Australia	Group Chief Technology Officer
Alberto Ripepi	Italy	Group Chief Network Officer
Shameel Joosub	South Africa	CEO Vodacom Group
Ahmed Essam	Egypt	CEO Vodafone UK
Philippe Rogge	Belgium	CEO Vodafone Germany
Serpil Timuray	Turkey	CEO Europe Cluster

Vodafone Ventures Limited
Name	Citizenship	Principal Occupation or Employment
Tim Boddy	United Kingdom	Company Director
Pierre Klotz	Sweden	Company Director